ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                                       OF
                            PRINCETON VENTURES, INC.


Pursuant to the provisions of Section 78.390 of the Nevada Revised Statutes, Princeton Ventures, Inc. adopts these Articles of Amendment to the Articles of Incorporation.

The following amendments and additions to the Articles of Incorporation were adopted by unanimous consent of the Board of Directors pursuant to Section
78.315 of the Nevada Revised Statutes and by consent of the majority shareholders pursuant to Section 78.320 of the Nevada Revised Statutes.

                                   ARTICLE 1.

                                      NAME
                                  ------------

The name of the corporation is Aero Marine Engine, Inc.

                                    ARTICLE 2

            NUMBER OF SHARES THE CORPORATION IS AUTHORIZED TO ISSUE
            -------------------------------------------------------


The capitalization of the Corporation is amended to reflect a 3.1126202:1 forward stock split and reauthorize Two Hundred Million (200,000,000) shares, of which One Hundred Million (100,000,000) shares will be common stock, with a par value of $0.001 per share, and One Hundred Million (100,000,000) shares will be preferred stock, with a par value of $0.001 per share.

     The number of shares of the Corporation outstanding at the time of the adoption of the foregoing was 16,062,000 and the number of shares entitled to vote thereon was the same. The number of shares consenting to the action was 12,528,000. The shareholders consenting to the action represent a majority of the issued and outstanding shares.

     Effective  this  17th  day  of  June,  2003.


                                   /s/ Garth S. Bailey
                                   ---------------------------------------------
                                   Garth  S.  Bailey,  Chief  Executive  Officer

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